

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Dennis P. Angner
President and Chief Financial Officer
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, Michigan 48858

Re: **Isabella Bank Corporation**
        Form 10-K
        Filed March 11, 2010
        File No. 000-18415

        Form 10-Q
        Filed May 7, 2010
        File No. 000-18415

Dear Mr. Angner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors

1. Please review your risk factor headings and revise future filings to clearly identify the actual risk to shareholders in the heading of each risk factor.

Item 10. Executive Compensation

Compensation Discussion and Analysis, page 8

2. We note your disclosure in response to Item 402(s) of Regulation S-K on page 8 of your proxy statement. Please describe the process you undertook to reach the conclusion that the Corporation's compensation programs are not reasonable likely to have a material adverse effect of the Corporation's results of operations.

3. Advise how the particular bonus awards were determined for 2009. In your response and in future filings disclose any targets for EPS, operating performance, shareholder returns or other strategic goals. Disclose the actual target and the actual performance obtained for each target. See Instruction 4 to Item 402(b) of Regulation S-K.

4. Please explain how the stock award determinations were made for 2009. Your CD&A should explain how you determined the amounts and why you chose to award the stock. Please also confirm that in future filings, you will include the disclosure required by Item 402(b) of Regulation 10-K.

Summary Compensation Table, page 12

5. In future filings include the aggregate grant date fair value of stock awards. See Item 402(c).

6. In future filings, please provide the tables required by Items 402(d) and (f) of Regulation S-K. Also provide an accompanying narrative discussion of the material factors involved in any grants of stock or options, such as a general description of the criteria applied in determining the amounts payable or a description of the performance-based conditions and any other material conditions applicable to the award. Where appropriate, quantify the objective and the actual performance.

Part II
Signatures

7. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley at 202-551-3695 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Advisor